Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: November 12, 2007

E-mail sent to employees November 12, 2007:

Nov. 12, 2007

Washington Group International Chairman Dennis Washington Receives Hart-Scott-Rodino Clearance to Exercise Options

BOISE, Idaho/PRNewswire-FirstCall/ -- Washington Group International, Inc. (NYSE: WNG) today announced that Dennis Washington, its non-executive chairman, has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to permit him to exercise all of his stock options for Washington Group common stock (3.224 million shares equal to approximately 10 percent of the currently outstanding Washington Group common stock).

The special meeting of Washington Group stockholders to consider the merger transaction with URS Corporation (NYSE: URS) is scheduled to be held at 7 a.m., local time, Thursday, November 15, 2007, at Washington Group's offices located at 720 Park Boulevard, Boise, Idaho. Washington Group's Board of Directors unanimously recommends that stockholders vote "FOR" approval of the amended merger agreement with URS.

As previously announced, Dennis Washington has agreed to exercise all of his stock options and vote his shares in favor of approval of Washington Group's amended merger agreement with URS if it is determined to be necessary to achieve the required Washington Group stockholder approval. If it becomes necessary for him to exercise his options and vote his shares, a new record date will be set for late November and a new meeting date for the Washington Group special meeting will be set for late December.

Stockholders who have questions about the merger or need assistance in submitting their proxies or voting their shares should contact Washington Group's proxy solicitor, MacKenzie Partners, Inc., by calling 800-322-2885 (toll-free) or 212-929-5500 (collect) or e-mailing proxy@mackenziepartners.com. The failure to vote is the same as voting against the proposed merger, as approval of the amended merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of common stock of Washington Group.

Washington Group International (NYSE: WNG) provides the talent, innovation, and proven performance to deliver integrated engineering, construction, and management solutions for businesses and governments worldwide. Headquartered in Boise, Idaho, with approximately $4 billion in annual revenue, the company has approximately 25,000 people at work around the world providing solutions in power, environmental management, defense, oil and gas processing, mining, industrial facilities, transportation and water resources. For more information, visit http://www.wgint.com.

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group International filed a definitive joint proxy statement/prospectus, a supplement to the definitive joint proxy statement/prospectus, and other materials with the Securities and Exchange Commission (the "SEC"), and URS filed a registration statement on Form S-4. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, the supplement, the registration statement on Form S-4 and the other materials filed with the SEC as they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC's Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of URS is also included in URS' proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group's proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC's Web site at http://www.sec.gov and from Investor Relations at URS and Washington Group as described above.

Contacts:

Investors:
Executive Vice President & Chief Financial Officer
George H. Juetten, 208-386-5698

Or

MacKenzie Partners, Inc.
Dan Burch or Larry Dennedy, 212-929-5239

Media:

Vice President of Corporate Communications
Laurie Spiegelberg, 208-386-5255

Or

Kekst & Co
Adam Weiner, 212-521-4800

SOURCE Washington Group International, Inc.